Pacific Life Insurance Company
700 Newport Center Drive
Newport Beach, CA 92660
A Stock Company

STEPPED-UP DEATH BENEFIT RIDER

Pacific Life Insurance Company has issued this Rider as a part of the annuity Contract to which it is attached.

All provisions of the Contract that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Contract, the provisions of this Rider shall prevail over the provisions of the Contract.

Definition of Terms - Unless redefined in this Rider, the terms defined in the Contract will have the same meaning when used in this Rider.

Stepped-Up Death Benefit - You have purchased a Stepped-Up Death Benefit Rider. Subject to the terms and conditions described herein, this Rider enhances the death benefit payable as a result of the death of the sole surviving Annuitant prior to the Annuity Date and does not affect the death benefit payable as a result of the death of an Owner who is not the Annuitant.

This Rider may only be purchased on the Contract Date, provided the age of each Annuitant is 75 years or younger on the Contract Date.

Mortality and Expense Risk Charge (“Risk Charge”) - A Mortality and Expense Risk Charge is assessed against the assets held in each Variable Investment Option to compensate us for certain mortality and expense risks assumed under this Rider. The Mortality and Expense Risk Charge for this Rider is assessed daily at an annual rate equal to 0.20% of the assets held in each Variable Investment Option. The Mortality and Expense Risk Charge for this Rider is guaranteed not to change. The Mortality and Expense Risk Charge shown in the Contract Specifications reflects the Risk Charge for the Basic Contract and the Risk Charge for this Rider.

Guaranteed Minimum Death Benefit (“GMDB”) Amount - The GMDB Amount will be calculated only when death benefit proceeds becomes payable as a result of the death of the sole surviving Annuitant.

The GMDB Amount is determined as follows:

(a)	First, we calculate what the Death Benefit Amount (as determined under the Contract) would have been as of the first Contract Anniversary and each subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 81st birthday (each of these Contract Anniversaries is a “Milestone Date”).

(b)	We then adjust the Death Benefit Amount determined on each Milestone Date by:

(i)	adding the aggregate amount of any Purchase Payment received by us since that Milestone Date; and

(ii)	subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death Benefit Amount immediately prior to the withdrawal (the Death Benefit Amount determined on the Milestone Date, adjusted for Purchase Payments received and withdrawals made since that Milestone Date) by the ratio of the amount of the withdrawal (including any withdrawal charges and Market Value Adjustments) to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts as of the Notice Date is the GMDB Amount. The “Notice Date” is the day on which we receive, in a form satisfactory to us, proof of death and instructions satisfactory to us regarding payment of the death benefit proceeds.

Death of Annuitant - If the Annuitant dies before the Owner and before the first Milestone Date, the death benefit proceeds will be equal to the Death Benefit Amount (as determined under the Contract) as of the Notice Date.

If the Annuitant dies after the first Milestone Date and before the Annuity Date, the death benefit proceeds will be equal to the greater of the Death Benefit Amount (as determined under the Contract) or the GMDB Amount as of the Notice Date. Unless there is a surviving Joint Annuitant or Contingent Annuitant, we will pay the death benefit proceeds to the first among the following who is (1) living; or (2) an entity or corporation entitled to receive the death benefit proceeds:

(a)	the Owner;

(b)	the Joint Owner;

(c)	the Contingent Owner;

(d)	the Beneficiary; or

(e)	the Contingent Beneficiary.

If none are living (or if there is no entity or corporation entitled to receive the death benefit proceeds), we will pay the death benefit proceeds to the Owner’s estate.

If an Annuitant dies and there is a surviving Joint Annuitant, the surviving Joint Annuitant becomes the Annuitant. If there is no surviving Joint Annuitant and there is a Contingent Annuitant, the Contingent Annuitant becomes the Annuitant. No death benefit will be paid, except as otherwise provided in the Stepped-Up Death Benefit provision of this Rider.

If you are the Annuitant and you die, we will determine the amount of any death benefit and to whom it will be paid under this Death of Annuitant provision. If the Contract is issued as a Non-Qualified Contract, we will distribute any death benefit proceeds under the Death of Owner Distribution Rules provision of the Contract.

Termination of Rider – This Rider will automatically terminate upon the earliest to occur of one of the following events:

(a)	the day of the first death of an Owner or the date of death of the sole surviving Annuitant;

(b)	the day the Contract is terminated in accordance with the provisions of the Contract; or

(c)	the Annuity Date.

Rider Effective Date – This Rider is effective on the Contract Date.

All other terms and conditions of the Contract remain unchanged by this Rider.

PACIFIC LIFE INSURANCE COMPANY

Chairman and Chief Executive Officer	Secretary

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